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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D


                    Under the Securities Exchange Act of 1934
                                (Amendment No. )*

                             Grant Geophysical, Inc.
- --------------------------------------------------------------------------------
                                (Name of Issuer)


                     Common Stock, par value $.002 per share
- --------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    388085102
- --------------------------------------------------------------------------------
                                 (CUSIP Number)

        Lawrence Levitt, Chief Financial Officer, Odyssey Partners, L.P.
          31 West 52nd Street, New York, New York 10019 (212) 708-0600
- --------------------------------------------------------------------------------
 (Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                 Communications)

                                  July 26, 1996
- --------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement. [x] (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover shall not be deemed to be "filed" for the purpose of Section 13 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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                                  SCHEDULE 13D


CUSIP No.    388085102                                     Page  2  of  6  Pages
                                                                ---    ---


       1         NAME OF REPORTING PERSON
                 S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                         Odyssey Partners, L.P. (E.I. No. 13-5614745)

       2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP      (a)[_]
                                                                       (b)[_]

       3         SEC USE ONLY


       4         SOURCE OF FUNDS
                 WC

       5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                 PURSUANT TO ITEMS 2(d)                                  [_]

       6         CITIZENSHIP OR PLACE OF ORGANIZATION

                         Delaware

                       7        SOLE VOTING POWER

                                826,205 (see Item 5)
   NUMBER OF
    SHARES
 BENEFICIALLY          8        SHARED VOTING POWER
   OWNED BY                     0
     EACH
   REPORTING
    PERSON             9        SOLE DISPOSITIVE POWER
     WITH
                                826,205 (see Item 5)

                      10        SHARED DISPOSITIVE POWER
                                0

      11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                 826,205  (see Item 5)

      12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
                 SHARES                                                  [_]


      13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                 6.3%  ( see Item 5)

      14         TYPE OF REPORTING PERSON

                 PN


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!


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Item 1.        Security and Issuer.
               --------------------

               This Statement on Schedule 13D is being filed by Odyssey Partners, L.P. ("Odyssey"), a Delaware limited partnership, in connection with its beneficial ownership of the Common Stock, par value $.002 per share (the "Common Stock"), of Grant Geophysical, Inc., a Delaware corporation (the "Company"). Odyssey previously filed on April 4, 1996 a Statement on Schedule 13D with respect to its beneficial ownership of the $2.4375 Convertible Exchangeable Preferred Stock, par value $.01 per share (the "Preferred Stock") of the Company.

               The address of the principal executive office of the Company is 16850 Park Row, Houston, Texas 77084.

Item 2.        Identity and Background.
               ------------------------

               The person filing this Statement is Odyssey. Odyssey's principal executive office is located at 31 West 52nd Street, New York, New York 10019. Odyssey is a private investment partnership with substantial equity capital invested in marketable securities and closely held businesses. Odyssey has six general partners (individually, a "General Partner" and, collectively, the "General Partners"): Leon Levy, Jack Nash, Joshua Nash, Stephen Berger, Brian Wruble and Nash Family Partnership, L.P., a New York limited partnership. The business address of each General Partner is 31 W. 52nd Street, New York, N.Y. 10019. The principal occupation of Messrs. Levy, Jack Nash, Joshua Nash, Berger and Wruble (each of whom is a citizen of the United States) is to serve as a general partner of Odyssey. The principal business of Nash Family Partnership, L.P. is investments. The general partner of Nash Family Partnership, L.P. is Joshua Nash. During the last five years, neither Odyssey nor any General Partner has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he or it was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.        Source and Amount of Funds or Other Consideration.
               --------------------------------------------------

               The shares of Common Stock beneficially owned by Odyssey (including shares of Common Stock deemed to be beneficially owned by Odyssey upon conversion of the shares of Preferred Stock beneficially owned by it) were acquired over various dates for an aggregate cash purchase price of $3,800,615, which funds were derived from Odyssey's working capital.


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               No part of the purchase price for the Preferred Stock or the
Common Stock beneficially owned by Odyssey is represented by funds or other consideration borrowed or otherwise obtained for the purpose of acquiring, holding, trading, or voting Preferred Stock or Common Stock. All or part of the shares of Preferred Stock and Common Stock beneficially owned by Odyssey may from time to time be pledged with one or more banking institutions or brokerage firms as collateral for loans made by such bank(s) or brokerage firm(s) to Odyssey. Such loans bear interest at a rate based upon the broker's call rate from time to time in effect. Such indebtedness may be refinanced with other banks or broker-dealers.

Item 4.        Purpose of Transaction.
               -----------------------

               Odyssey considers its interest in the Preferred Stock and the Common Stock to be an investment. Odyssey may purchase additional shares of Preferred Stock and Common Stock from time to time in the open market, in privately negotiated transactions, or otherwise. Odyssey may also dispose of any or all of the shares of Preferred Stock and Common Stock beneficially owned by it in the open market, in privately negotiated transactions, or otherwise. Although the foregoing represents the range of activities presently contemplated by Odyssey with respect to the Company, it should be noted that the possible activities of Odyssey are subject to change at any time.

               Except as set forth in this Item 4, neither Odyssey nor, to the best knowledge of Odyssey, any General Partner, has any present plans or intentions which would result in or relate to any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.        Interest in Securities of the Issuer.
               -------------------------------------

               (a) Odyssey owns (i) 162,500 shares of Preferred Stock (representing approximately 7.1% of the outstanding shares of Preferred Stock(1)) and (ii) 381,000 shares of Common Stock (representing approximately 3.0% of the outstanding shares of Common Stock(2)). Assuming the conversion of the 162,500 shares of Preferred Stock beneficially owned by Odyssey into 445,205 shares of Common Stock in accordance with the terms of the Third Restated Certificate of Incorporation of the Company, as amended, Odyssey is the beneficial

- -------------------

     (1) A total of 2,300,000 shares of Preferred Stock were outstanding at March 31, 1996, as reported by the Company in its Quarterly Report on 10-Q for the quarter ended March 31, 1996.

     (2) A total of 12,689,740 shares of Common Stock were outstanding at May 13, 1996, as reported by the Company in its Quarterly Report on 10-Q for the quarter ended March 31, 1996.

                                   Page 4 of 6

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                      owner of 826,205 shares of Common Stock (representing
                      approximately 6.3% of the outstanding shares of Common Stock). To the best of Odyssey's knowledge, none of the General Partners beneficially owns any Preferred Stock or Common Stock, other than in its capacity as a general partner of Odyssey.

               (b) Odyssey has the sole power to vote and dispose of the shares of Preferred Stock and Common Stock beneficially owned by it, and does not share with others the power to vote or to direct the vote of, or the power to dispose or to direct the disposition of, any of the shares of Preferred Stock or Common Stock beneficially owned by it, except that all General Partners (excluding the Nash Family Partnership, L.P.) share voting and dispositive power over such shares of Preferred Stock and Common Stock.

               (c) On the dates set forth below, Odyssey purchased, through transactions on the NASDAQ National Market System, shares of Common Stock, as set forth below:


          Date of                 Number    Price Per
        Transaction             of Shares     Share(3)           Total
       -------------            ---------   ----------          --------
       June 12, 1996               10,000      3.94             $39,375
       July 2, 1996                30,000      3.69             $110,625
       July 19, 1996               15,000      3.50             $52,500
       July 26, 1996              200,000      2.75             $550,000

Except as provided above, neither Odyssey nor any General Partner has effected any transactions in the Preferred Stock or the Common Stock during the 60 days preceding the date of this Statement.

               (d)    Not applicable.

               (e)    Not applicable.


Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
               -----------------------------------------------------------------


               The shares of Preferred Stock and Common Stock reported herein do not include 9,000 shares of Preferred Stock and 10,000 shares of Common Stock beneficially owned by Nader Tavakoli, an employee of Odyssey. Odyssey disclaims


- -----------------
     (3) Net of commissions.

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beneficial ownership of such shares. Neither Odyssey nor, to the best of
Odyssey's knowledge, any General Partner, has entered into any contract, arrangement, understanding or relationship (legal or otherwise) with any person with respect to any securities of the Company.

Item 7.        Material to be Filed as Exhibits.
               ---------------------------------

               Not applicable.


                                    SIGNATURE


               After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: August 5, 1996


                                       ODYSSEY PARTNERS, L.P.


                                          By: /s/ Jack Nash
                                             ------------------------------
                                              Jack Nash
                                              A General Partner



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